Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 08, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Swisscom Group interim report for the first half of 2007:
First-half results positively impacted by customer growth, Fastweb and special factors

	1.1-30.6.2006	1.1-30.6.2007	Change

Net revenue (in CHF millions)	4,772	5,094	6.7%
EBITDA (in CHF millions)	1,813	2,042	12.6%
EBIT (in CHF millions)	1,110	1,228	10.6%
Net income (in CHF millions)*	758	936	23.5%
Swisscom fixed lines (at 30.6 in millions)	5.04	5.22	3.5%
Of which, ADSL (at 30.6 in millions)	1.25	1.51	20.2%
Mobile lines (at 30.6 in millions)	4.47	4.78	6.9%
Fastweb customers (at 30.6 in millions)	-	1.20	—
Capital expenditure (in CHF millions)	526	818	55.5%
Employees (FTEs) at 30.6	16,739	20,498	22.5%

* After deduction of minority interests
Swisscom’s interim results are influenced by the takeover of Fastweb. Revenue rose by 6.7% to CHF 5.09 billion, chiefly as a result of the incorporation of the Italian broadband provider as of 22 May 2007. The 12.6% rise in the Group’s operating result (EBITDA) to CHF 2.04 billion is mainly attributable to Fastweb and to special factors which negatively impacted last year’s results. Fastweb’s results lie within the scope of the business plan, which formed the basis of the takeover. Swisscom’s operations in Switzerland enjoyed encouraging growth in customer numbers, with the total number of fixed, broadband and mobile lines in Switzerland hitting the ten-million mark. On top of this, Swisscom gained an additional 1.2 million customers

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

Press Release
from Fastweb. The repurchase of the 25% minority interest in Swisscom Mobile generated a 23.5% increase in net income attributable to Swisscom AG shareholders; the total figure now stands at CHF 936 million. Swisscom expects to close 2007 with net revenue of between CHF 11.2 billion and CHF 11.3 billion and EBITDA of between CHF 4.4 billion and CHF 4.5 billion. These figures include revenue and EBITDA from Fastweb of around CHF 1.8 billion and CHF 0.6 billion respectively.
The results for the first half year are strongly influenced by the takeover and first-time consolidation of Fastweb on 22 May 2007, with the Italian broadband provider accounting for CHF 281 million in revenue and CHF 79 million in EBITDA in the first half of 2007.
Swiss operations report stable revenue and operating result
Not including Fastweb, net revenue for the second quarter grew 1.6% year on year to CHF 2,437 million. Declining revenues from traditional fixed-line business were offset by growth in project and outsourcing business with corporate customers, as well as further gains in broadband customers and growth in new business segments. On a quarterly comparison, EBITDA rose by CHF 294 million (+ 37.7%) to CHF 1,074 million. The increase is largely due to provisions posted last year of CHF 180 million to cover interconnection proceedings, provisions of CHF 49 million in respect of contract risks in Swisscom IT Services’ project business, and the acquisition of Fastweb (CHF 79 million). Excluding these factors, EBITDA suffered a slight drop of CHF 14 million (-1.4%). This was despite high costs in connection with new product launches: in the six months to 30 June 2007, the new television service Bluewin TV and the interactive TV remote control Betty accounted for a decline in EBITDA of CHF 44 million and around CHF 60 million respectively.
Transactions lead to higher net income
As a result of the repurchase of the 25% stake in Swisscom Mobile in December 2006, net income attributable to the shareholders of Swisscom AG increased by 23.5% to CHF 936 million. The elimination of Vodafone’s minority interest in Swisscom Mobile, coupled with last year’s share buyback programme and the resulting fall in the average number of shares, led to a 35.2% increase in earnings per share to CHF 18.07.
Fixnet and Mobile enjoy strong customer growth
While Fixnet revenue from external customers fell in the first half-year by 5.3% to CHF 1,947 million (-4.6% in the second quarter), the number of fixed lines, including broadband, increased by 3.5% to 5.22 million. Broadband communication continues to enjoy strong growth, with broadband access lines increasing within a year by 20.2% to 1.5 million. At end-June 2007 Bluewin TV had attracted over 50,000 customers. The sharp rise in capital expenditure in the fixed network is primarily due to measures to upgrade the network infrastructure to the new VDSL broadband technology.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

Press Release
Mobile revenue with external customers increased in the first half of 2007 by 4.5% to CHF 1,854 million compared with the same period last year. Lower traffic and subscription prices as a result of new tariff models and a reduction in termination prices were offset by gains in customer numbers and growth in new data services. Higher revenue and slightly lower costs led to a 7.7% increase in second-quarter EBITDA to CHF 464 million. This compares with a 2.6% increase in EBITDA for the full half-year. The number of customers rose by a net 307,000 (+6.9%) to 4.78 million. By end-June 2007, 1.91 million customers had signed up for the Liberty product family and 317,000 for the M-Budget Mobile prepaid product.
In the corporate business area, Solutions posted an increase in revenue from external customers of 0.8% in the second quarter and a decrease for the full half year of 1.6% to CHF 503 million. The decline in the traditional market, which is characterised by fierce competition and the substitution effects of voice and data services, was almost fully offset by revenue from new products and services, primarily in project and outsourcing business.
Companies belonging to the Other segment posted a total increase in revenue from external customers in the first half year of 17.4% to CHF 473 million. Compared with the same period last year, second-quarter revenue was up 20.3%. The main reason for the higher revenue is growth in IT outsourcing at Swisscom IT Services and Hospitality Services.
Fastweb posts strong revenue and EBITDA growth in the first half-year
Fastweb has been incorporated in the consolidated Swisscom results since completion of the acquisition on 22 May 2007. In the first half of 2007 the company increased revenue year on year by 23.5% to EUR 714 million. EBITDA jumped 75% to EUR 224 million and included special effects amounting to EUR 43.5 million. Excluding these special effects, EBITDA grew by 41%.
The period following the takeover accounted for revenue of EUR 170 million (CHF 281 million), EBITDA of EUR 48 million (CHF 79 million) and capital expenditure of EUR 51 million (CHF 85 million). In terms of headcount, Fastweb added 3,167 full-time equivalent positions to the Swisscom Group.
Outlook for 2007 influenced by company acquisitions and disposals
The consolidated year-end Swisscom statements will include the newly acquired Fastweb as from 22 May 2007. The sold companies Antenna Hungária and Accarda on the other hand will be eliminated in the second half-year. Taking these changes into account, Swisscom expects to close 2007 with revenue of CHF 11.2 billion to CHF 11.3 billion and operating income before interest, taxes, depreciation and amortisation (EBITDA) of between CHF 4.4 billion and CHF 4.5 billion. These figures include revenue and EBITDA from Fastweb of around CHF 1.8 billion and CHF 0.6 billion respectively. Capital expenditure will be in the region of CHF 1.9 billion and CHF 2.0 billion.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

Press Release
Detailed interim report:
http://www.swisscom.com/halfyearreport-2007
Berne, 8 August 2007
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 08, 2007	By:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law